UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cascade Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

147151 104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147151 104

1.	Names of Reporting Persons Cascade Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,750,000 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 147151 104

1.	Names of Reporting Persons Jay Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 250,000(4)
	6.	Shared Voting Power 5,750,000 (1)
	7.	Sole Dispositive Power 250,000(4)
	8.	Shared Dispositive Power 5,750,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (1)(2)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 21%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 147151 104

1.	Names of Reporting Persons Gene Weil
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 50,000 (4)
	6.	Shared Voting Power 5,750,000 (1)
	7.	Sole Dispositive Power 50,000 (4)
	8.	Shared Dispositive Power 5,750,000 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,800,000 (1)(2)(6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.2%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249354). Each of Jay Levine and Gene Weil are the managing members of Cascade Acquisition Holdings LLC (the “Sponsor”). Consequently, each of them may be deemed the beneficial owner of the shares held by the Sponsor and share voting and dispositive control over such securities.

(2)	Excludes 8,217,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 23,000,000 shares of Class A common stock issued and outstanding as of December 9, 2020, after accounting for (i) 20,000,000 shares of Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2020, and (ii) the issuance of 3,000,000 additional shares of Class A common stock pursuant to the full exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 9, 2020, and assuming the conversion of all the shares of Class B common stock held by the Sponsor.

(4)	Represents units purchased by the Reporting Person in the Issuer’s initial public offering.

(5)	Includes (i) an aggregate of 5,750,000 shares of Class B common stock as described in footnote (1) above and (ii) 250,000 shares of Class A common stock directly held by Mr. Levine.

(6)	Includes (i) an aggregate of 5,750,000 shares of Class B common stock as described in footnote (1) above and (ii) 50,000 shares of Class A common stock directly held by Mr. Weil.

Item 1(a).	Name of Issuer

Cascade Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1900 Sunset Harbour Dr. Suite 2102

Miami Beach, Florida 33139

Item 2(a).	Names of Persons Filing

Cascade Acquisition Holdings LLC, Jay Levine, and Gene Weil (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1900 Sunset Harbour Dr. Suite 2102

Miami Beach, Florida 33139

Item 2(c).	Citizenship

Cascade Acquisition Holdings LLC is a limited liability company formed in Delaware. Each of Jay Levine and Gene Weil is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

147151 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Sponsor may be deemed to beneficially own 5,750,000 of the Issuer’s shares of Class B common stock, representing 20% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249354).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 20,000,000 shares of Class A common stock issued and outstanding as of November 24, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on December 1, 2020 and assuming the conversion of all the shares of Class B common stock held by the Sponsor.

The Sponsor is the record holder of the Class B common stock reported herein. Each of Jay Levine and Gene Weil are the managing members of the Sponsor. Consequently, each of them may be deemed the beneficial owner of the Class B common stock held by the Sponsor and share voting and dispositive control over such securities. Each of Mr. Levine and Mr. Weil disclaims any beneficial ownership of the reported Class B common stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

In addition to their beneficial ownership of the Class B common stock held by the sponsor, each of Jay Levine and Gene Weil are direct owners of Class A common stock. Mr. Levine owns 250,000 shares of Class A common stock and Gene Weil owns 50,000 shares of Class A common stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 17, 2021

CASCADE ACQUISITION HOLDINGS LLC, a Delaware limited liability company

By:	/s/ Jay Levine
Name:	Jay Levine
Title:	Managing Member

By:	/s/ Gene Weil
Name:	Gene Weil
Title:	Managing Member

/s/ Jay Levine
Jay Levine

/s/ Gene Weil
Gene Weil

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Cascade Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 17, 2021.

CASCADE ACQUISITION HOLDINGS LLC, a Delaware limited liability company

By:	/s/ Jay Levine
Name:	Jay Levine
Title:	Managing Member

By:	/s/ Gene Weil
Name:	Gene Weil
Title:	Managing Member

/s/ Jay Levine
Jay Levine

/s/ Gene Weil
Gene Weil